EXHIBIT 21.1

List of Company Subsidiaries

The Long Mall Internet Technology Company Limited and Subsidiaries

Name	Place of Incorporation
Long Mall Internet Technology Company Limited	Nevada
Long Mall Internet Technology Company Limited	Hong Kong
Harbin Long Mall Internet Technology Company Limited	China
Harbin Long Mall Internet Technology Company Limited Shunyi Street Branch	China